US Lighting Group

1148 East 222nd Street

Euclid, Ohio 44117

November 5, 2020

United States Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Mail Stop 3561

Washington, D.C. 20549

Re:	US Lighting Group, Inc. (“USLG” or “Company”)

Registration Statement on Form 10-12G – Filed September 28, 2020

File No. 000-55689

To Whom It May Concern:

On behalf of USLG, we submit this letter in response to the comments to our above-mentioned filing.

In this letter, we have numbered the comments from your letter dated October 23, 2020 and have provided USLG’s response.

We continue to acknowledge that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, notwithstanding any review, comments, action or absence of action by the staff.

Should you have any questions please contact the Company.

Respectfully submitted,

Paul Spivak, CEO and Director

Registration Statement on Form 10-12G filed September 28, 2020

General

1.	The Company understands this comment.

Background, page 1

2.	The Company has clearly described Paul’s relationship with Intellitronix, along with the material terms of the acquisition agreement. Also, USLG has determined that Paul is not a “promoter” and has disclosed such in the filing.

3.	The Company has expanded its discussion about having been a former reporting company.

Patents, page 4

4.	The Company has disclosed the duration of the two patents, along with its reason for not acquiring the patents yet.

Directors and Executive Officers, page 14

5.	The Company has fully disclosed Paul’s work history during the prior five years, along with providing confirmation that he works for USLG fulltime.

6.	The Company has disclosed in the filing that Paul performs the functions of principal financial officer.

Certain Relationships and Related Transactions, and Director Independence, page 16

7.	The Company has expanded its discussion of deferred compensation owed to Paul and there are no exhibits to file pertaining to his deferred compensation.

Market Price and Dividends on the Registrant’s Common Equity, page 17

8.	The Company has disclosed the high and low bid prices as of March 31, 2020, June 30, 2020 and September 30, 2020.

9.	The Company has clarified it will be a fully reporting company once its registration statement is effective, its common stock is quoted on the OTC Markets Group, Inc. electronic quotation venue and the highly illiquid nature of an investment in USLG.

Dividend Policy, page 18

10.	USGL has reconciled its filing to disclose prior issuance of a dividend by the Company.

Recent Sales of Unregistered Securities, page 18

11.	The Company has further disclosed shares issued to consultants and employees, along with outlining the nature of the consulting services rendered.

Exhibits

12.	The Company has filed the additional agreements requested.